UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 29, 2022

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2022 to 31 March 2022

29 April 2022

Novo Nordisk's sales increased by 24% in Danish kroner and by 18% at constant exchange rates to DKK 42.0 billion in the first three months of 2022

•Operating profit increased by 28% in Danish kroner and by 18% at constant exchange rates (CER) to DKK 19.1 billion.
•Sales in International Operations increased by 18% in Danish kroner (13% at CER), and sales in North America Operations increased by 33% in Danish kroner (24% at CER).
•Sales within Diabetes and Obesity care increased by 27% in Danish kroner to DKK 36.7 billion (20% at CER), mainly driven by GLP-1 diabetes sales growth of 54% in Danish kroner (45% at CER). Rare disease sales increased by 8% measured in Danish kroner (3% at CER).
•Obesity care sales grew 119% in Danish Kroner (107% at CER) driven by Wegovy® sales of DKK 1.4 billion. The contract manufacturer filling syringes for Wegovy® has reinitiated commercial production and Novo Nordisk expects to make all Wegovy® dose strengths available in the US during the second half of 2022.
•Within R&D, Novo Nordisk in April 2022 successfully completed the first phase 3a trial with insulin icodec, a long-acting once-weekly insulin. In February 2022, the phase 3 trial with concizumab in people with haemophilia A and B with inhibitors was successfully completed.
•For the 2022 outlook, sales growth is now expected to be 10-14% at CER and operating profit growth is now expected to be 9-13% at CER. Sales and operating profit growth reported in Danish kroner are now expected to be 7 and 11 percentage points higher than at CER, respectively. The ongoing share repurchase programme is expanded by DKK 2 billion to DKK 24 billion

PROFIT AND LOSS	Q1 2022	Q1 2021	Growth as reported	Growth at CER*
DKK million
Net sales	42,031	33,804	24%	18%
Operating profit	19,147	14,982	28%	18%

Net profit	14,210	12,623	13%	N/A
Diluted earnings per share (in DKK)	6.22	5.45	14%	N/A
* CER: Constant exchange rates (average 2021).

Lars Fruergaard Jørgensen, president and CEO: "We are very pleased with the sales growth in the first three months of 2022 which is driven by increasing demand for our GLP-1-based treatments. The sales momentum has enabled us to raise our outlook for the full year. Within R&D, we are encouraged by the first phase 3 trial with once-weekly insulin icodec showing the potential to reduce the number of injections and improve quality of life for people needing insulin treatment as well as the progress with our late-stage pipeline in Rare disease."

On 29 April 2022 at 13.00 CEST, corresponding to 07.00 am EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 2 of 29
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis. Three strategic aspirations were updated in connection with the Capital Markets Day 2022 on 3 March 2022. For further information, please see here: https://www.novonordisk.com/investors/capital-markets-day.html (the contents of the company's website do not form a part of this Form 6-K)..

Performance highlights for the first three months of 2022:

Purpose and sustainability	Innovation and therapeutic focus
Progress towards zero environmental impact:
•Carbon emissions from operations and transportation increased by 46% compared to first quarter of 2021 and decreased by 25% compared to the first quarter of 2019

Adding value to society:
•Progress on 'Defeat Diabetes' strategy:
◦Medical treatment provided to 34.9 million people living with diabetes
◦Reaching 23 countries and more than 33,000 children in Changing Diabetes® in Children programme
•Two months’ supply of diabetes and haemophilia medication donated to the Ukrainian Ministry of Health
•Positive scientific opinion from EMA on human insulin with more flexible storage without refrigeration

Being recognised as a sustainable employer:
•Share of females in senior leadership positions has increased to 37% from 35% in the first quarter of 2021

Further raise innovation bar for diabetes treatment:
•Approval of Ozempic® 2.0 mg in the US
•Successful completion of first phase 3 trial with once-weekly insulin icodec
•Phase 1 trial with Ideal Pump insulin successfully completed
•Phase 1 trial initiated with a once-daily oral GLP-1/GIP agonist the
Strengthen and progress Rare disease pipeline:
•Concizumab phase 3 trial successfully completed in people with haemophilia A and B with inhibitors

Commercial execution	Financials
       Strengthen diabetes leadership to more than one-third:
•Diabetes value market share increased by 1.2 percentage points to 30.5% (MAT)

 More than DKK 25 billion in Obesity care sales by 2025:
•Obesity care sales increased by 107% (CER) to DKK 3.4 billion

 Secure a sustained growth outlook for Rare disease:
•Rare disease sales increased by 3% (CER) to DKK 5.4 billion

Deliver solid sales and operating profit growth:
•Sales growth at 18% (CER)
•International Operations sales growth of 13% (CER)
•US sales growth of 23% (CER) with 67% of sales coming from products launched since 2015
•Operating profit growth of 18% (CER)

          Drive operational efficiencies:
•Continued productivity gains in Product Supply

Enable attractive capital allocation to shareholders:
•Free cash flow of DKK 21.6 billion
•DKK 20.2 billion in total returned to shareholders during the first quarter

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 3 of 29
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST THREE MONTHS OF 2022

PROFIT AND LOSS	Q1 2022	Q1 2021	% change Q1 2022 to Q1 2021	% change Q1 2022 to Q1 2021 at CER
(Amounts are in DKK million, except for earnings per share and employees)

Net sales	42,031	33,804	24%	18%

Gross profit	35,114	27,993	25%	18%
Gross margin	83.5%	82.8%

Sales and distribution costs	(10,183)	(8,256)	23%	18%
Percentage of sales	24.2%	24.4%

Research and development costs	(5,206)	(3,944)	32%	29%
Percentage of sales	12.4%	11.7%

Administrative costs	(970)	(932)	4%	2%
Percentage of sales	2.3%	2.8%

Other operating income and expenses	392	121	224%	204%

Operating profit	19,147	14,982	28%	18%
Operating margin	45.6%	44.3%

Financial items (net)	(1,228)	956	(228%)	N/A

Profit before income taxes	17,919	15,938	12%	N/A

Income taxes	(3,709)	(3,315)	12%	N/A
Effective tax rate	20.7%	20.8%

Net profit	14,210	12,623	13%	N/A
Net profit margin	33.8%	37.3%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	1,650	1,377	20%	N/A
Capital expenditure (PP&E)	1,520	1,402	8%	N/A
Net cash generated from operating activities	23,586	11,255	110%	N/A
Free cash flow	21,568	9,532	126%	N/A

Total assets	197,136	141,387	39%	N/A
Equity	66,550	58,496	14%	N/A
Equity ratio	33.8%	41.4%

Average number of diluted shares outstanding (million)	2,283.3	2,315.6	(1%)	N/A
Diluted earnings per share / ADR (in DKK)	6.22	5.45	14%	N/A

Full-time equivalent employees end of period	49,295	45,157	9%	N/A

These unaudited consolidated financial statements for the first three months of 2022 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2021 of Novo
Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 4 of 29
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 24% measured in Danish kroner and by 18% at CER the first three months of 2022, driven by growth across all therapy areas with Diabetes care sales growth of 16% (CER), Obesity care sales growth of 107% (CER) and Rare disease sales growth of 3% (CER).

Sales split per therapy	Sales Q1 2022 DKK million	Sales Q1 2021 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Rybelsus®	2,063	729	183%	167%	20%
Ozempic®	12,035	6,662	81%	70%	77%
Victoza®	3,322	3,909	(15%)	(20%)	(13%)

Total GLP-1	17,420	11,300	54%	45%	84%

Long-acting insulin	4,796	4,822	(1%)	(4%)	(3%)
- Tresiba®	2,564	2,365	8%	4%	2%
- Xultophy®	717	681	5%	3%	0%
- Levemir®	1,515	1,776	(15%)	(18%)	(5%)

Premix insulin	3,012	2,953	2%	(3%)	(2%)
- Ryzodeg®	637	420	52%	48%	3%
- NovoMix®	2,375	2,533	(6%)	(12%)	(5%)

Fast-acting insulin	4,842	4,556	6%	2%	1%
- Fiasp®	497	402	24%	20%	1%
- NovoRapid®	4,345	4,154	5%	0%	0%

Human insulin	2,312	2,535	(9%)	(14%)	(6%)

Total insulin	14,962	14,866	1%	(4%)	(10%)

Other Diabetes care[1]	884	1,110	(20%)	(25%)	(4%)

Total Diabetes care	33,266	27,276	22%	16%	70%

Wegovy®	1,404	—	—	—	21%
Saxenda®	1,998	1,551	29%	23%	6%

Total Obesity care	3,402	1,551	119%	107%	27%

Diabetes and Obesity care total	36,668	28,827	27%	20%	97%

Rare disease segment
Rare blood disorders[2]	3,077	2,678	15%	9%	4%
- Haemophilia A	565	497	14%	10%	1%
- Haemophilia B	177	147	20%	18%	0%
- NovoSeven®	2,271	1,980	15%	8%	3%
Rare endocrine disorders[3]	1,820	1,920	(5%)	(8%)	(2%)
Other Rare disease[4]	466	379	23%	18%	1%

Rare disease total	5,363	4,977	8%	3%	3%

Total sales	42,031	33,804	24%	18%	100%

1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 5 of 29
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 22% measured in Danish kroner and by 16% at CER to DKK 33,266 million driven by GLP-1 growth. Novo Nordisk has improved the global diabetes value market share over the last 12 months from 29.3% to 30.5% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one third in 2025. The market share increase was driven by market share gains in both International Operations and North America Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2021 and February 2022 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan, and Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	February	February	Sales Q1 2022 DKK million	Growth at CER
	2022	2021

Global	30.5%	29.3%	33,266	16%
International Operations	25.4%	23.6%	17,532	13%
- EMEA *	28.9%	27.8%	8,416	15%
- Region China **	33.1%	31.7%	4,656	0%
- Rest of World ***	16.4%	13.7%	4,460	27%
North America Operations	32.3%	31.5%	15,734	18%
- The US	32.2%	31.5%	14,740	17%

Source: IQVIA, February 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 54% measured in Danish kroner and by 45% at CER to DKK 17,420 million. The GLP-1 segment’s value share of the total diabetes market has increased to 27.8% compared with 22.8% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 53.6% value market share, an increase of 2.8 percentage points compared to 12 months ago.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	February	February	Sales Q1 2022 DKK million	Growth at CER
	2022	2021

Global	53.6%	50.8%	17,420	45%
International Operations	60.1%	54.9%	5,874	60%
- EMEA *	58.9%	56.0%	3,249	38%
- Region China **	67.3%	88.9%	888	101%
- Rest of World ***	61.8%	45.3%	1,737	104%
North America Operations	52.6%	50.2%	11,546	38%
- The US	51.8%	49.5%	10,861	37%

Source: IQVIA, February 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Rybelsus® sales increased by 183% measured in Danish kroner and by 167% at CER to DKK 2,063 million. Sales growth was driven by North America Operations as well as EMEA and Rest of World. Rybelsus® has now been launched in 34 countries.

Ozempic® sales increased by 81% measured in Danish kroner and by 70% at CER to DKK 12,035 million. Sales growth was driven by both North America Operations and International Operations. Ozempic® has been launched in 72 countries.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 6 of 29
Victoza® sales decreased by 15% measured in Danish kroner and by 20% at CER to DKK 3,322 million as the GLP-1 market is moving towards once-weekly and tablet-based treatments. The sales decline was driven by both North America Operations and International Operations.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 66% measured in Danish kroner and by 60% at CER. Sales growth is driven by all geographical areas. The value share of the GLP-1 class of the total diabetes market has increased to 14.5% from 11.2% 12 months ago. Novo Nordisk is the market leader with a value market share of 60.1%.

EMEA
Sales in EMEA increased by 40% measured in Danish kroner and by 38% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Rybelsus® has been launched in 24 countries in EMEA. Novo Nordisk remains the market leader in EMEA with a value market share of 58.9%.

Region China
Sales in Region China increased by 120% measured in Danish kroner and by 101% at CER. The sales growth reflects the uptake of Ozempic®. As of 1 January 2022, Ozempic® has been included on the National Reimbursement List in China. The GLP-1 class' share of the overall diabetes market value in Region China increased to 6.8% from 3.4% 12 months ago.

Rest of World
Sales in Rest of World increased by 113% measured in Danish kroner and by 104% at CER. The sales growth reflects increased sales of Ozempic® and Rybelsus®, following the launch in Japan, partially offset by Victoza®. Novo Nordisk remains the market leader with a value market share of 61.8%.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 49% measured in Danish kroner and by 38% at CER. Novo Nordisk is the market leader with a 52.6% value market share compared to 50.2% 12 months ago. The value market share of the GLP-1 class of the total North American diabetes market has increased to 32.5% compared to 27.0% 12 months ago.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class of more than 30% in the first quarter of 2022 compared to the first quarter of 2021 as well as market share gains for Ozempic® and Rybelsus®. During 2022, the weekly-new-to-brand scripts for Ozempic® has increased from around 20,000 to around 28,000. The weekly new-to-brand market share for Ozempic® is 48.2% and 12.5% for Rybelsus®. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 65.7%. Novo Nordisk is the market leader with 54.2% measured on total monthly prescriptions for the combined GLP-1 portfolio.

Sales of GLP-1 in the US increased by 37% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 7 of 29
Insulin
Sales of insulin increased by 1% measured in Danish kroner and decreased by 4% at CER to DKK 14,962 million. Sales decline at CER was driven by declining sales in the US.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	February	February	Sales Q1 2022 DKK million	Growth at CER
	2022	2021

Global	47.0%	47.2%	14,962	(4%)
International Operations	50.1%	50.2%	10,996	1%
- EMEA *	47.4%	47.5%	4,992	4%
- Region China **	50.8%	50.6%	3,427	(6%)
- Rest of World ***	57.1%	57.3%	2,577	2%
North America Operations	38.6%	39.4%	3,966	(15%)
- The US	38.1%	39.1%	3,691	(16%)

Source: IQVIA, February 2022 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

International Operations
Sales of insulin in International Operations increased by 5% measured in Danish kroner and by 1% at CER. Sales growth at CER was driven by all insulin products except for human insulin, NovoMix® and Levemir®.

EMEA
Sales of insulin in EMEA increased by 5% measured in Danish kroner and by 4% at CER. The sales growth at CER was mainly driven by Tresiba®, NovoRapid®, Levemir® and Fiasp®, partially countered by NovoMix® and human insulin. Novo Nordisk has a volume market share of 47.4% of the total insulin market.

Region China
Sales of insulin in Region China increased by 3% measured in Danish kroner and decreased by 6% at CER. The sales decline at CER was driven by NovoMix®, human insulin and Levemir®, partially countered by Ryzodeg® and Tresiba®. Xultophy® was launched in February 2022. Insulin sales were negatively affected by supply chain impacts related to the implementation of Volume Based Procurement in May 2022. Novo Nordisk has a volume market share of 50.8% of the total insulin market.

Rest of World
Sales of insulin in Rest of World increased by 6% measured in Danish kroner and by 2% at CER. The sales growth at CER was driven by all insulin products except for human insulin and Levemir®. Novo Nordisk has a volume market share of 57.1% of the total insulin market.

North America Operations
Sales of insulin in North America Operations decreased by 9% measured in Danish kroner and by 15% at CER. The sales decrease in the US was driven by lower realised prices due to rebate enhancements and channel and payer mix as well as a decline in volume with the US insulin volume market declining 1% compared to the first quarter of 2021. Novo Nordisk has a volume market share of 38.6% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 8 of 29
Obesity care, sales development
Sales of Obesity care products, Saxenda® and Wegovy® increased by 119% measured in Danish kroner and by 107% at CER to DKK 3,402 million. Sales growth was driven by both North America Operations and International Operations. Saxenda® has been launched in 65 countries, and Wegovy® was launched in the US in June 2021.

Obesity care, development per geographical area	Obesity care, sales development

	Sales Q1 2022 DKK million	Growth at CER

Global	3,402	107%
International Operations	1,193	63%
- EMEA	726	94%
- Region China	37	—
- Rest of World	430	22%
North America Operations	2,209	146%
- The US	2,108	158%

International Operations
Sales of Saxenda® in International Operations increased by 67% measured in Danish kroner and by 63% at CER driven by increased sales in EMEA and Rest of World. Novo Nordisk currently has a value market share of 54.3% in the branded obesity prescription drug market.

EMEA
Sales of Saxenda® in EMEA increased by 96% measured in Danish kroner and by 94% at CER. Novo Nordisk currently has a value market share of 73.5% in the branded obesity prescription drug market.

Rest of World
Sales of Saxenda® in Rest of World increased by 28% measured in Danish kroner and by 22% at CER. Saxenda® has been launched in 19 countries in Rest of World. Novo Nordisk currently has a value market share of 42.7% in the branded obesity prescription drug market.
North America Operations
Sales of Obesity care products in North America Operations increased by 164% measured in Danish kroner and by 146% at CER. Novo Nordisk now has a value market share of 91.5% in the branded anti-obesity prescription drug market in North America. Wegovy® was made available to patients in June 2021 and market access has progressed and commercial formulary access is now around 80%. Feedback from prescribers and patients has been encouraging and demand from patients exceeded supply.

In December 2021, Novo Nordisk announced that a contract manufacturer filling syringes for Wegovy® pens for the US market has temporarily stopped deliveries and manufacturing following issues with current Good Manufacturing Practices. Focus is on ensuring continuity of care to patients that have already initiated treatment, and in March 2022 Novo Nordisk had to stop supply of the lower Wegovy® doses (0.25 and 0.50 mg) to prevent new patients from initiating treatment. In addition, the 1.0 mg dose is currently out of stock.

The contract manufacturer has reinitiated commercial production and Novo Nordisk expects to make all Wegovy® dose strengths available in the US during the second half 2022.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 9 of 29
Rare disease
Rare disease, sales development
Sales of Rare disease products increased by 8% measured in Danish kroner and by 3% at CER to DKK 5,363 million in line with the strategic aspiration of sustained growth in Rare disease. The sales growth at CER was driven by both International Operations and North America Operations. Sales growth was driven by Rare blood disorders.

Rare disease, development per geographical area	Rare disease, sales development

	Sales Q1 2022 DKK million	Growth at CER

Global	5,363	3%
International Operations	3,316	3%
- EMEA	1,682	(13%)
- Region China	148	155%
- Rest of World	1,486	21%
North America Operations	2,047	3%
- The US	1,905	4%

Rare blood disorders
Sales of Rare blood disorder products increased by 15% measured in Danish kroner and by 9% at CER to DKK 3,077 million. The increasing sales were driven by NovoSeven® as well as the launch products Esperoct® and Refixia®.

Sales of haemophilia A products increased by 14% measured in Danish kroner and by 10% at CER to DKK 565 million. The sales increase was driven by International Operations. Esperoct® has now been launched in 27 countries.

Sales of haemophilia B products increased by 20% measured in Danish kroner and by 18% at CER to DKK 177 million. The sales increase was driven by International Operations. Refixia® has now been launched in 25 countries.
Sales of NovoSeven® increased by 15% measured in Danish kroner and by 8% at CER to DKK 2,271 million. The sales development was driven by increasing sales in both North America Operations and International Operations.

Rare endocrine disorders
Sales of Rare endocrine disorder products decreased by 5% measured in Danish kroner and by 8% at CER to DKK 1,820 million. The sales development was driven by North America Operations' sales decreasing by 20% at CER and by International Operations sales decreasing by 2% at CER. Novo Nordisk continues being the leading company in the global human growth disorder market with a value market share of 36.4% compared to 36.1% a year ago.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 10 of 29
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 24% measured in Danish kroner and by 18% at CER to DKK 42,031 million in the first three months of 2022. Sales in International Operations increased by 18% measured in Danish kroner and by 13% at CER. The strategic aspiration for International Operations is sales growth between 6-10%. Sales in North America Operations increased by 33% measured in Danish kroner and by 24% at CER. The strategic aspiration of transforming 70% of sales in the US has progressed, and 67% of sales are now derived from products launched since 2015.

Sales split per geographical area	Sales Q1 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER

International Operations	22,041	18%	13%	42%
- EMEA	10,824	14%	12%	20%
- Region China	4,841	12%	2%	1%
- Rest of World	6,376	30%	26%	21%
North America Operations	19,990	33%	24%	58%
- The US	18,753	32%	23%	54%

Total sales	42,031	24%	18%	100%

International Operations
Sales in International Operations increased by 18% measured in Danish kroner and by 13% at CER. Sales growth was driven by all therapy areas with GLP-1 sales growing by 60% at CER, insulin sales growing by 1% at CER, Obesity care sales growing by 63% at CER and Rare disease sales growing by 3% at CER.

EMEA
Sales in EMEA increased by 14% measured in Danish kroner and by 12% at CER. Sales growth was driven by Diabetes care growing by 15% at CER driven by increased GLP-1 sales. Obesity care sales increased by 94% at CER and Rare disease sales decreased by 13% at CER.

Region China
Sales in Region China increased by 12% measured in Danish kroner and by 2% at CER. Sales growth was driven by GLP-1 sales growing 101% at CER partially offset by Other diabetes care declining 43% at CER and insulin sales declining 6% at CER. Insulin sales were negatively impacted by supply chain impacts related to the implementation of Volume Based Procurement in May 2022

Rest of World
Sales in Rest of World increased by 30% measured in Danish kroner and by 26% at CER. Sales growth was driven by Diabetes care growing by 27% at CER, reflecting increased GLP-1 and insulin sales, Obesity care sales growing by 22% at CER and Rare disease growing by 21% at CER.

North America Operations
Sales in North America Operations increased by 33% measured in Danish kroner and by 24% at CER. The sales increase reflects GLP-1 diabetes sales growing by 38% at CER, Obesity care sales growing by 146% at CER and Rare disease sales growing by 3% at CER. This was partially offset by insulin sales decreasing by 15% at CER driven by lower realised prices due to rebate enhancements and channel and payer mix as well as a decline in volume.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 11 of 29
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 19% measured in Danish kroner and by 17% at CER to DKK 6,917 million, resulting in a gross margin of 83.5% measured in Danish kroner compared with 82.8% in 2021. The increase in gross margin reflects a positive product mix, driven by increased GLP-1 sales, a positive currency impact of 0.5 percentage point and productivity improvements. This is partially countered by lower realised prices mainly in the US.

Sales and distribution costs increased by 23% measured in Danish kroner and by 18% at CER to DKK 10,183 million. The increase in costs is driven by both International Operations and North America Operations. In International Operations, promotional spend is related to launch activities for Ozempic® and Rybelsus® as well as Obesity care market development activities. In North America Operations, the cost increase is driven by promotional activities for Rybelsus® and Ozempic® as well as market development activities for Obesity care, partially offset by lower promotional spend related to insulin.

Research and development costs increased by 32% measured in Danish kroner and by 29% at CER to DKK 5,206 million reflecting increased late-stage clinical trial activity compared to the first three months of 2021. Increased activities within Other serious chronic diseases are driving the cost increase reflecting the progression of the pipeline within cardiovascular disease and NASH as well as the operating costs and amortisations related to acquisition of Dicerna Pharmaceuticals Inc.

Administration costs increased by 4% measured in Danish kroner and by 2% at CER to DKK 970 million.

Other operating income and expenses (net) was DKK 392 million compared with DKK 121 million in 2021, driven by income from partnerships related to Dicerna Pharmaceuticals Inc.

Operating profit increased by 28% measured in Danish kroner and by 18% at CER to DKK 19,147 million. Operating profit growth was negatively impacted by around 2 percentage points from the acquisition of Dicerna Pharmaceuticals Inc. in 2021.

Financial items (net) showed a net loss of DKK 1,228 million compared with a net gain of DKK 956 million in 2021.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net loss of DKK 777 million compared with a net gain of DKK 947 million in 2021. This reflects losses on hedged currencies, primarily the US dollar.

As per the end of March 2022, a negative market value of financial contracts of approximately DKK 1.8 billion has been deferred for recognition later in 2022 and 2023.

The effective tax rate was 20.7% in the first three months of 2022 compared with an effective tax rate of 20.8% in 2021.

Net profit increased by 13% to DKK 14,210 million and diluted earnings per share increased by 14% to DKK 6.22.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 12 of 29
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN THE FIRST THREE MONTHS OF 2022 AND CAPITAL EXPENDITURE
Free cash flow was DKK 21.6 billion compared with DKK 9.5 billion in 2021 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The increase is driven by higher net profit, higher provisions for rebates in the US and a positive impact from change in working capital.

Capital expenditure for property, plant and equipment was DKK 1.5 billion compared with DKK 1.4 billion in 2021.

Novo Nordisk’s financial reserves were DKK 31.1 billion by end of March 2022 comprising cash at bank, marketable securities (measured at fair value based on active market data) and undrawn credit facilities less overdrafts and loans repayable within 12 months.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 66,550 million at the end of the first three months of 2022, equivalent to 33.8% of total assets, compared with 41.4% at the end of the first three months of 2021. Please refer to appendix 5 for further elaboration of changes in equity.

Reduction in share capital
At the Annual General Meeting of Novo Nordisk A/S, held on 24 March 2022, a 1.3% reduction in the total share capital was approved. The reduction was effectuated by a cancellation of 30,000,000 treasury B shares of DKK 0.20 at a nominal value of DKK 6,000,000. After the legal implementation of the share capital reduction on 27 April
2022, Novo Nordisk’s share capital now amounts to DKK 456,000,000 divided into an A share capital of DKK
107,487,200 and a B share capital of DKK 348,512,800.

2022 share repurchase programme
On 2 February 2022, Novo Nordisk announced an overall share repurchase programme of up to DKK 22 billion to be executed during a 12-month period beginning 2 February 2022. Under the programme, Novo Nordisk has as of 22 April 2022 repurchased 5,595,250 B shares for an amount of DKK 4.0 billion.

Based on the increased expectations for cash flow generation in 2022, the Board of Directors has approved an expansion of the 2022 share repurchase programme by DKK 2 billion to DKK 24 billion.

As announced in February 2022, Novo Nordisk’s majority shareholder Novo Holdings A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends to consider its participation in the Novo Nordisk share repurchase programme on a year-by-year basis. For 2022, Novo Holdings A/S has informed Novo Nordisk that it plans to participate in the share repurchase programme. Novo Holdings A/S has an ownership of 28.4% of the Novo Nordisk share capital after the implementation of the share capital decrease, and Novo Holdings A/S currently intends to maintain its ownership of the Novo Nordisk share capital around 28%

Issuance of Eurobonds
On 24 March 2022, Novo Nordisk announced the successful Eurobond issuance in an aggregate principal amount of EUR 1.5 billion under its EUR 5 billion Euro Medium Term Note Programme. The first tranche maturing on 31 March 2025 was issued in an aggregate principal amount of EUR 500 million with a coupon of 0.750%. The second tranche maturing on 30 September 2027 was issued in an aggregate principal amount of EUR 500 million with a coupon of 1.125%.The third tranche maturing on 31 March 2030 was issued in an aggregate principal amount of EUR 500 million with a coupon of 1.375%. Net proceeds of the issuances will be used by Novo Nordisk for general corporate purposes. Further, part of the net proceeds have been used for refinancing of the bridge loan facility established in connection with Novo Nordisk’s acquisition of Dicerna Pharmaceuticals, Inc. in 2021. The bonds are recognised as borrowings measured at amortised cost.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 13 of 29
OUTLOOK
OUTLOOK 2022
The current expectations for 2022 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 29 April 2022	Expectations 2 February 2022

Sales growth
at CER	10% to 14%	6% to 10%
as reported	Around 7 percentage points higher than at CER	Around 5 percentage points higher than at CER

Operating profit growth
at CER	9% to 13%	4% to 8%
as reported	Around 11 percentage points higher than at CER	Around 7 percentage points higher than at CER

Financial items (net)	Loss of around DKK 4.1 billion	Loss of around DKK 2.8 billion

Effective tax rate	20% to 22%	20% to 22%

Capital expenditure (PP&E)	Around DKK 12.0 billion	Around DKK 12.0 billion

Depreciation, amortisation and impairment losses	Around DKK 6.5 billion	Around DKK 6.5 billion

Free cash flow (excluding impact from business development)	DKK 55-60 billion	DKK 50-55 billion

For 2022, sales growth is now expected to be 10% to14% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is now expected to be around 7 percentage points higher than at CER. The guidance reflects expectations for sales growth in both International Operations and North America Operations, mainly driven by Diabetes and Obesity care. Intensifying competition within both Diabetes care and Rare disease as well as an estimated negative impact on global sales growth of around 3 percentage points from Volume Based Procurement of insulin in China are also reflected in the guidance. Furthermore, continued pricing pressure within Diabetes care, especially in the US, is expected to negatively impact sales development. Following higher than expected volume growth of GLP-1-based products, including Ozempic®, the outlook also reflects expected periodic supply constraints. Finally, the outlook also reflects the expectation of making all dose strengths of Wegovy® available in the US during the second half of 2022.

Operating profit growth is now expected to be 9% to 13% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is now expected to be around 11 percentage points higher than at CER. The expectation for operating profit growth primarily reflects the updated sales growth outlook and continued investments in current and future growth drivers within Research and development and Commercial. Across the operating units, commercial investments are related to the continued roll-out of Ozempic® and Rybelsus® as well as global investments in building the anti-obesity market and the launch of Wegovy®. Furthermore, resources are allocated to both early and late-stage pipeline activities. The acquisition of Dicerna Pharmaceuticals Inc. is negatively impacting operating profit growth by around 3 percentage points due to higher operating costs and amortisations of intangible assets.

The potential wider consequences of Russia's invasion of Ukraine, including impacts on energy supply and supply chains, could cause uncertainty to the outlook and the business performance of Novo Nordisk.

For 2022, Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 4.1 billion, mainly reflecting losses associated with foreign exchange hedging contracts.

The effective tax rate for 2022 is still expected to be in the range of 20-22%.

Capital expenditure is still expected to be around DKK 12 billion in 2022 primarily relating to investments in additional capacity for active pharmaceutical ingredient (API) production at existing manufacturing sites.

Depreciation, amortisation and impairment losses are still expected to be around DKK 6.5 billion.

The free cash flow is now expected to be DKK 55-60 billion reflecting higher sales and net profit expectations.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 14 of 29
All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2022, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Programme in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any significant business development transactions during the remainder of 2022.

FX (average rates)	Q1 2022	Q1 2021	% change	Spot rate 26 April 2022

USD	664	617	8%	697
CNY	105	95	11%	107
JPY	5.70	5.82	(2%)	5.46
CAD	524	488	7%	546
GBP	890	851	5%	884

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 2,600 million	12
CNY[2]	DKK 360 million	0
JPY	DKK 220 million	12
CAD	DKK 210 million	9
GBP	DKK 120 million	11

1) As of 28 April 2022.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 15 of 29
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Ozempic® 2.0 mg approved in the US for the treatment of adults with type 2 diabetes
On 28 March, Ozempic® 2.0 mg was approved by the US Food and Drug Administration (FDA) for the treatment of type 2 diabetes in adults. Ozempic® is now approved in the US at 0.5 mg,1.0 mg and 2.0 mg doses for the treatment of type 2 diabetes in adults. Further, Ozempic® is indicated to reduce the risk of major cardiovascular events such as heart attack, stroke or cardiovascular death in adults with type 2 diabetes and known heart disease. Novo Nordisk expects to launch Ozempic® 2.0 mg in the United States in the second quarter of 2022. For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=108096 (the contents of the company's website do not form a part of this Form 6-K).

Once-weekly insulin icodec demonstrates superior reduction in HbA1c in ONWARDS 2 phase 3 trial
On 28 April, Novo Nordisk announced headline results from the ONWARDS 2 trial, a phase 3a, 26-week efficacy and safety treat-to-target trial investigating once-weekly insulin icodec vs insulin degludec in people with type 2 diabetes. The remainder of trials in the ONWARDS programme will read out during the rest of 2022. For information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=112839 (the contents of the company's website do not form a part of this Form 6-K).

Phase 1 trial with Ideal Pump insulin (insulin 119) successfully completed
In February 2022, Novo Nordisk successfully completed a phase 1 trial with insulin 119. The trial investigated safety, tolerability, pharmacokinetics and pharmacodynamics of insulin 119 compared to faster-acting insulin aspart in people with type 1 diabetes. In March 2022, a phase 1 formulation guidance trial was initiated designed to identify the formulation suitable for further clinical development.

Phase 1b trial with insulin 965 completed and development terminated
During the first quarter of 2022, Novo Nordisk successfully completed a phase 1b trial investigating biomarkers of functional selective insulin 965. Following the completion of the trial, development of insulin 965 has been terminated due to portfolio considerations.

Phase 1 trial initiated with an oral once-daily GLP-1/GIP co-agonist
In April 2022, Novo Nordisk initiated a phase 1 trial with a once-daily GLP-1/GIP co-agonist. The trial is investigating safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of once-daily GLP-1/GIP.

Rare disease
Phase 3 trial with concizumab successfully completed
In February 2022, Novo Nordisk successfully completed the pivotal phase 3 trial with concizumab, explorer 7. The trial investigated subcutaneous concizumab prophylaxis treatment in people with haemophilia A and B with inhibitors. The trial met its primary endpoint by showing concizumab prophylaxis was effective in reducing the annual bleeding rate (ABR) by 86% compared to no prophylaxis treatment in people with haemophilia A with inhibitors (HAwI) and haemophilia B with inhibitors (HBwI). The overall median ABR on concizumab prophylaxis was 0, and the median ABR was 0 in the HAwI and HBwI subgroups, respectively. The estimated mean ABR was 1.7 for concizumab prophylaxis and 11.8 for people not receiving prophylaxis treatment . Concizumab appeared to have a safe and well tolerated profile with no thromboembolic events reported after the restart of the phase 3 in August 2020. Novo Nordisk expects to submit concizumab for regulatory approval in the second half of 2022.

Technology platforms
Phase 1 trial initiated with SOMA oral Device (DV3395)
In March 2022, Novo Nordisk initiated a phase 1 trial with the DV3395 oral device concept. The trial is investigating safety and gastrointestinal transit of the DV3395 device, without active pharmaceutical ingredient, in around 60 people.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 16 of 29
Purpose and sustainability
Environment

ENVIRONMENTAL PERFORMANCE	Q1 2022	Q1 2021	Q1 2019 (pre-COVID)[4]	% change Q1 2022 to Q1 2021	% change Q1 2022 to Q1 2019

Emissions

CO2 emissions from operations and transportation (1,000 tonnes)	60	41	80	46%	(25%)
- Scope 1 emissions[1]	20	18	22	11%	(9%)
- Scope 2 emissions[2]	6	5	20	20%	(70%)
- Scope 3 emissions[3]	34	18	38	89%	(11%)

1. Scope 1: Direct emissions from company owned and controlled resources (including emissions from production processes and transport.
2. Scope 2: Indirect emissions from the generation of energy purchased from a utility provider (including electricity, steam, heat and cooling).
3. Scope 3: Emissions are limited to CO2 emissions from business flights and product distribution.
4. In 2019, some emission categories were only reported at an annual basis. For these categories, the quarterly emissions have been estimated based on the full-year results

Emissions
Novo Nordisk's ambition is to have zero environmental impact. The environmental strategy is called Circular for Zero.

Carbon emissions from operations and transportation increased by 46% in the first three months of 2022 compared to the first three months of 2021, mainly reflecting COVID-19 impact on activities in 2021. Scope 3 emissions increased by 89% due to increased business travel and product distribution done by air freight. Compared with the first quarter of 2019, total carbon emissions decreased by 25%. Novo Nordisk has recently entered into a new partnership with SkyNRG enabling the use of sustainable aviation fuel, which is estimated to reduce carbon emissions from product distribution by around 25% as of 2025 compared to 2021.

Social

SOCIAL PERFORMANCE	Q1 2022	Q1 2021	% change Q1 2022 to Q1 2021

Patients
Patients reached with Novo Nordisk's Diabetes care products (estimate in million)[1]	34.9	33.0	6%
'- Hereof children reached through the Changing Diabetes® in Children programme (cumulative)	33,209	29,052	14%

Sustainable employer
Gender in leadership positions[2] (ratio men:women)	57:43	58:42	N/A
Gender in senior leadership positions[3] (ratio men:women)	63:37	65:35	N/A

1. Calculated as a moving annual total.
2. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
3. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

Patients
Novo Nordisk continued to take action under the social responsibility strategy ‘Defeat Diabetes’ with a keen focus on access and affordability and prevention. The number of people with diabetes treated with Novo Nordisk products, calculated as a moving annual total, at the end of March 2022 was 34.9 million. This estimate represents a net increase of 1.9 million patients compared to the end of March 2021.

Novo Nordisk has an ambition that no child should die from type 1 diabetes. To achieve this, the Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By end of March 2022, more than 33,000 children were reached, an increase of 14% compared to the first quarter of 2021. Jordan, Lebanon, Malawi, Mozambique and Rwanda have been added to the programme which now includes 23 countries.

In April 2022, Novo Nordisk announced a positive scientific opinion from the European Medicines Agency (EMA) on human insulin with more flexible storage without refrigeration. EMA’s positive scientific opinion will now be used to support obtaining approval of the more flexible storage conditions by national health authorities in a number of relevant low- and middle-income countries. The new guidance aims to improve flexibility and convenience for many people with diabetes in low- and middle-income countries, who have limited access to reliable refrigeration, and who may live within long distances from a clinic or pharmacy.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 17 of 29
Sustainable employer
Novo Nordisk aspires to be a sustainable employer, and in 2021 two aspirational gender diversity targets were launched; achieve a balanced gender representation across all managerial level and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

By the end of the first quarter in 2022, 43% of all leaders were women, and 37% of leaders in senior leadership positions were women compared to 35% the end of first quarter in 2021.

Employees
The number of full-time employees at the end of the first three months of 2022 increased by 9.0% compared to 12 months ago. The total number of full-time employees was 49,295. The increase is driven by Product Supply, International Operations, R&D and Global Business Services in India.

Russia's invasion of Ukraine
Following Russia's invasion of Ukraine, Novo Nordisk's key priorities have been to safeguard employees and continue the supply of essential medicines.

Although Novo Nordisk's offices in Kyiv, Ukraine, were shuttered on 24 February, the company remains in regular contact with the Ukrainian employees. Emergency funds have been provided to all affected employees to help meet the costs of evacuation. Further, Novo Nordisk has coordinated support to help any employee who wanted to relocate or leave Ukraine with the ability to do so. Novo Nordisk has to the extent possible continued supply of medicines in Ukraine. Moreover, Novo Nordisk has donated two months’ supply of diabetes and haemophilia medication to the Ukrainian Ministry of Health and together with humanitarian organisations Novo Nordisk continues to monitor the situation to be able to provide further support. In neighbouring countries hosting refugees from Ukraine, Novo Nordisk has provided donations to ensure access to insulin for people who have been forced to flee.

In Russia, Novo Nordisk has suspended further marketing investments, while maintaining supply of medicine to ensure that more than 700,000 patients can continue their treatment with essential medication. Within regulatory, Novo Nordisk has ceased filing for marketing authorisations of new medication, and within clinical development, Novo Nordisk has suspended further clinical investments in Russia. Consequently, no new clinical trials are initiated in Russia, and active enrolment of new patients in ongoing trials is halted. Currently, there are around 3,000 patients enrolled in Russia. Novo Nordisk's factory in Russia is still operating to supply insulin to patients in Russia only.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales in 2021.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 18 of 29
LEGAL MATTERS
Abbreviated New Drug Applications have been filed for semaglutide with the U.S. FDA
In January 2022, four companies notified Novo Nordisk that they had filed Abbreviated New Drug Applications (ANDAs) for semaglutide, the active pharmaceutical molecule in Ozempic® with the U.S. Food and Drug Administration. Accordingly, these ANDAs contain Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use or sale of Ozempic® before the expiration of some or all of the patents currently listed for Ozempic® in the Orange Book with expiration dates ranging from December 2023 until December 2033, including the drug substance patent expiring June 2032 (all expiration dates assume paediatric exclusivity extension). Subsequently, Dr. Reddy’s Laboratories, Ltd. (DRL), Mylan Pharmaceuticals Inc. (Mylan) and Alvogen Inc., (Alvogen) have provided similar notifications to Novo Nordisk, while
Aurobindo Pharma US Inc. (Aurobindo) has informed Novo Nordisk that they have withdrawn their ANDA application. Novo Nordisk has filed suit against the companies maintaining their ANDA application for patent infringement, asserting infringement of Novo Nordisk’s patents. Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

Abbreviated New Drug Application relating to Victoza®
On 22 March 2022, Novo Nordisk entered into a settlement with Sandoz Inc. (Sandoz) regarding the US patent litigation case for Victoza® (liraglutide), which was commenced in June 2020. Consequently, Sandoz is licensed to launch a generic version of Victoza® as of 22 June 2024, or earlier under certain circumstances. The agreement follows earlier agreements with Teva, Myland and Pfizer. The agreement is subject to review by the US Federal Trade Commission and the US Department of Justice.

Victoza® product liability litigation in the US
Numerous claims alleging pancreatic cancer, pancreatitis and thyroid cancer have been filed in U.S. courts against various incretin class manufacturers, including Victoza® and Novo Nordisk. As of 12 April 2022, 366 plaintiffs have filed product liability cases against Novo Nordisk, most alleging pancreatic cancer. In March and April of 2021, the California federal and state courts granted defendants’ motions for summary judgment on pre-emption and general causation grounds in all pancreatic cancer cases before those courts as of the time of the rulings. On 28 March 2022, the U.S. Court of Appeals for the Ninth Circuit affirmed the MDL court’s grant of summary judgment on general causation grounds.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 19 of 29
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first three months of 2022. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first three months of 2022 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2021 of Novo Nordisk.

In our opinion, the financial report for the first three months of 2022 gives a true and fair view of the Group’s assets, liabilities and financial position at 31 March 2022, and of the results of the Group’s operations and cash flow for the period 1 January 2022 to 31 March 2022. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2021.

Bagsværd, 29 April 2022

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Monique Carter

Martin Holst Lange	Marcus Schindler	Camilla Sylvest

Henrik Wulff

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Jeppe Christiansen

Elisabeth Dahl Christensen	Laurence Debroux	Andreas Fibig

Sylvie Grégoire	Liselotte Hyveled	Mette Bøjer Jensen

Kasim Kutay	Christina Law	Martin Mackay

Thomas Rantzau

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 20 of 29
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 49,300 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Financial calendar
5 June 2022	Investor event at ADA in New Orleans
4 August 2022	Financial statement for the first six months of 2022
2 November 2022	Financial statement for the first nine months of 2022
1 February 2023	Financial statement for 2022

Contacts for further information
Media:
Ambre Brown Morley	+45 3079 9289	abmo@novonordisk.com
Natalia Salomao Abrahao (US)	+1 848 304 1027	niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com
Further information about Novo Nordisk is available on novonordisk.com.

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2021 and Form 20-F both filed with the SEC in February 2022 in continuation of the publication of the Annual Report 2021, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2021.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 21 of 29
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
						% change
	2022	2021				Q1 2022 vs.
	Q1	Q4	Q3	Q2	Q1	Q1 2021

Net sales	42,031	38,333	35,622	33,041	33,804	24%

Gross profit	35,114	32,092	29,563	27,494	27,993	25%
Gross margin	83.5%	83.7%	83.0%	83.2%	82.8%

Sales and distribution costs	(10,183)	(11,632)	(9,119)	(8,001)	(8,256)	23%
Percentage of sales	24.2%	30.3%	25.6%	24.2%	24.4%
Research and development costs	(5,206)	(5,632)	(4,252)	(3,944)	(3,944)	32%
Percentage of sales	12.4%	14.7%	11.9%	11.9%	11.7%
Administrative costs	(970)	(1,190)	(1,024)	(904)	(932)	4%
Percentage of sales	2.3%	3.1%	2.9%	2.7%	2.8%
Other operating income and expenses	392	(4)	81	134	121	224%

Operating profit	19,147	13,634	15,249	14,779	14,982	28%
Operating margin	45.6%	35.6%	42.8%	44.7%	44.3%

Financial income	210	254	790	90	1,753	(88%)
Financial expenses	(1,438)	(775)	(927)	48	(797)	80%
Financial items (net)	(1,228)	(521)	(137)	138	956	(228%)

Profit before income taxes	17,919	13,113	15,112	14,917	15,938	12%

Income taxes	(3,709)	(2,221)	(2,993)	(2,794)	(3,315)	12%

Net profit	14,210	10,892	12,119	12,123	12,623	13%

Depreciation, amortisation and impairment losses	1,650	2,082	1,349	1,217	1,377	20%
Capital expenditure (PP&E)	1,520	2,049	1,175	1,709	1,402	8%
Net cash generated from operating activities	23,586	(3,017)	21,507	25,255	11,255	110%
Free cash flow	21,568	(22,993)	19,616	23,164	9,532	126%

Total assets	197,136	194,508	174,084	158,095	141,387	39%
Total equity	66,550	70,746	66,112	65,559	58,496	14%
Equity ratio	33.8%	36.4%	38.0%	41.5%	41.4%

Full-time equivalent employees end of period	49,295	47,792	46,982	45,971	45,157	9%

Basic earnings per share/ADR (in DKK)	6.24	4.77	5.29	5.26	5.47	14%
Diluted earnings per share/ADR (in DKK)	6.22	4.76	5.27	5.26	5.45	14%
Average number of shares outstanding (million)	2,276.4	2,284.0	2,291.9	2,300.8	2,309.6	(1%)
Average number of diluted shares outstanding (million)	2,283.3	2,290.6	2,297.3	2,306.3	2,315.6	(1%)

Sales by business segment:
Total GLP-1	17,420	16,372	13,848	12,077	11,300	54%
Long-acting insulin	4,796	4,677	4,416	4,149	4,822	(1%)
Premix insulin	3,012	2,691	2,844	2,715	2,953	2%
Fast-acting insulin	4,842	4,520	4,359	4,252	4,556	6%
Human insulin	2,312	2,085	2,391	2,041	2,535	(9%)
Total insulin	14,962	13,973	14,010	13,157	14,866	1%
Other Diabetes care	884	816	859	809	1,110	(20%)
Total Diabetes care	33,266	31,161	28,717	26,043	27,276	22%
Wegovy®	1,404	782	519	85	—	N/A
Saxenda®	1,998	1,677	1,879	1,907	1,551	29%
Total Obesity care	3,402	2,459	2,398	1,992	1,551	119%
Diabetes and Obesity care total	36,668	33,620	31,115	28,035	28,827	27%

Rare blood disorders	3,077	2,490	2,326	2,723	2,678	15%
Rare endocrine disorders	1,820	1,719	1,805	1,859	1,920	(5%)
Other Rare disease	466	504	376	424	379	23%
Rare disease total	5,363	4,713	4,507	5,006	4,977	8%

Sales by geographic segment:
International Operations	22,041	18,216	18,337	18,237	18,747	18%
- EMEA	10,824	9,427	9,170	9,579	9,530	14%
- Region China	4,841	3,710	4,257	3,722	4,330	12%
- Rest of World	6,376	5,079	4,910	4,936	4,887	30%
North America Operations	19,990	20,117	17,285	14,804	15,057	33%
- The US	18,753	18,902	16,181	13,754	14,172	32%

Segment operating profit:
Diabetes and Obesity care	16,379	11,861	13,052	12,155	12,470	31%
Rare disease	2,768	1,773	2,197	2,624	2,512	10%

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 22 of 29
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	Q1 2022	Q1 2021

Income statement

Net sales	42,031	33,804
Cost of goods sold	(6,917)	(5,811)

Gross profit	35,114	27,993

Sales and distribution costs	(10,183)	(8,256)
Research and development costs	(5,206)	(3,944)
Administrative costs	(970)	(932)
Other operating income and expenses	392	121

Operating profit	19,147	14,982

Financial income	210	1,753
Financial expenses	(1,438)	(797)

Profit before income taxes	17,919	15,938

Income taxes	(3,709)	(3,315)

NET PROFIT	14,210	12,623

Basic earnings per share (DKK)	6.24	5.47
Diluted earnings per share (DKK)	6.22	5.45

Segment Information

Segment sales:
Diabetes and Obesity care	36,668	28,827
Rare disease	5,363	4,977

Segment operating profit:
Diabetes and Obesity care	16,379	12,470
Operating margin	44.7%	43.3%

Rare disease	2,768	2,512
Operating margin	51.6%	50.5%

Total segment operating profit	19,147	14,982

Statement of comprehensive income

Net profit for the period	14,210	12,623

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	325	213

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	1,087	603
Cash flow hedges, realisation of previously deferred (gains)/losses	641	(976)
Cash flow hedges, deferred gains/(losses) incurred during the period	(652)	(1,573)
Other items	(4)	(2)
Tax on other comprehensive income, income/(expense)	125	597

Other comprehensive income for the period, net of tax	1,522	(1,138)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	15,732	11,485

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 23 of 29
APPENDIX 3: CASH FLOW STATEMENT

DKK million	Q1 2022	Q1 2021

Net profit	14,210	12,623

Adjustment for non-cash items:
Income taxes in the Income Statement	3,709	3,315
Depreciation, amortisation and impairment losses	1,650	1,377
Other non-cash items	7,388	1,034
Change in working capital	1,893	(1,126)
Interest received	48	13
Interest paid	(52)	(50)
Income taxes paid	(5,260)	(5,931)

Net cash generated from operating activities	23,586	11,255

Purchase of intangible assets	(260)	(97)
Purchase of property, plant and equipment	(1,520)	(1,402)
Proceeds from other financial assets	—	1
Purchase of other financial assets	(7)	(4)
Purchase of marketable securities	(1,845)	(2,350)
Sale of marketable securities	1,725	367
Dividend received from associated company	—	4

Net cash used in investing activities	(1,907)	(3,481)

Purchase of treasury shares	(4,477)	(2,960)
Dividends paid	(15,690)	(13,495)
Proceeds from issue of bonds	11,120	—
Proceeds from borrowings	30	—
Repayment of borrowings	(12,855)	(349)
Withheld dividend tax	2,737	2,329

Net cash used in financing activities	(19,135)	(14,475)

NET CASH GENERATED FROM ACTIVITIES	2,544	(6,701)

Cash and cash equivalents at the beginning of the year	10,719	12,226
Exchange gain/(loss) on cash and cash equivalents	(55)	154

Cash and cash equivalents at the end of the period	13,208	5,679

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 24 of 29
APPENDIX 4: BALANCE SHEET

DKK million	31 Mar 2022	31 Dec 2021

ASSETS

Intangible assets	43,344	43,171
Property, plant and equipment	56,399	55,362
Investments in associated companies	466	525
Deferred income tax assets	9,338	8,672
Other receivables and prepayments	239	267
Other financial assets	813	916

TOTAL NON-CURRENT ASSETS	110,599	108,913

Inventories	20,289	19,621
Trade receivables	36,241	40,643
Tax receivables	3,101	1,119
Other receivables and prepayments	4,824	5,037
Marketable securities	6,752	6,765
Derivative financial instruments	1,936	1,690
Cash at bank	13,394	10,720

TOTAL CURRENT ASSETS	86,537	85,595
TOTAL ASSETS	197,136	194,508

EQUITY AND LIABILITIES

Share capital	462	462
Treasury shares	(7)	(6)
Retained earnings	66,612	72,004
Other reserves	(517)	(1,714)

TOTAL EQUITY	66,550	70,746

Borrowings	24,084	12,961
Deferred income tax liabilities	5,305	5,271
Retirement benefit obligations	950	1,280
Other liabilities	257	360
Provisions	4,388	4,374

Total non-current liabilities	34,984	24,246

Borrowings	1,396	13,684
Trade payables	6,679	8,870
Tax payables	4,606	3,658
Other liabilities	21,831	19,600
Derivative financial instruments	2,286	2,184
Provisions	58,804	51,520

Total current liabilities	95,602	99,516

TOTAL LIABILITIES	130,586	123,762

TOTAL EQUITY AND LIABILITIES	197,136	194,508

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 25 of 29
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2022

Balance at the beginning of the period	462	(6)	72,004	(1,714)	70,746
Net profit for the period			14,210		14,210
Other comprehensive income for the period			325	1,197	1,522

Total comprehensive income for the period			14,535	1,197	15,732

Transactions with owners:
Dividends			(15,690)		(15,690)
Share-based payments			246		246
Tax related to restricted stock units			(7)		(7)
Purchase of treasury shares		(1)	(4,476)		(4,477)

Balance at the end of the period	462	(7)	66,612	(517)	66,550

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2021

Balance at the beginning of the period	470	(8)	63,774	(911)	63,325
Net profit for the period			12,623		12,623
Other comprehensive income for the period			213	(1,351)	(1,138)

Total comprehensive income for the period			12,836	(1,351)	11,485

Transactions with owners:
Dividends			(13,496)		(13,496)
Share-based payments			175		175
Tax related to restricted stock units			(33)		(33)
Purchase of treasury shares		(1)	(2,959)		(2,960)

Balance at the end of the period	470	(9)	60,297	(2,262)	58,496

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 26 of 29

APPENDIX 6: SALES SPLIT PER AREA

Q1 2022 sales split per area

DKK million	Total	International Operations	EMEA	Region China	Rest of World	North America Operations	The US

Diabetes and Obesity care segment
Rybelsus®	2,063	513	274	7	232	1,550	1,525
% change at CER	167%	—	—	—	—	128%	129%
Ozempic®	12,035	3,817	2,217	473	1,127	8,218	7,622
% change at CER	70%	118%	61%	—	—	54%	52%
Victoza®	3,322	1,544	758	408	378	1,778	1,714
% change at CER	(20%)	(15%)	(20%)	(4%)	(15%)	(23%)	(23%)
Total GLP-1	17,420	5,874	3,249	888	1,737	11,546	10,861
% change at CER	45%	60%	38%	101%	104%	38%	37%
Long-acting insulin	4,796	3,161	1,965	574	622	1,635	1,486
% change at CER	(4%)	8%	11%	2%	6%	(23%)	(25%)
Tresiba®	2,564	1,624	917	329	378	940	820
% change at CER	4%	17%	20%	36%	(1%)	(14%)	(17%)
Xultophy®	717	595	439	14	142	122	120
% change at CER	3%	9%	(4%)	—	55%	(20%)	(21%)
Levemir®	1,515	942	609	231	102	573	546
% change at CER	(18%)	(4%)	10%	(28%)	(13%)	(34%)	(35%)
Premix insulin	3,012	2,849	646	1,550	653	163	158
% change at CER	(3%)	(3%)	(15%)	(1%)	7%	(7%)	(7%)
Ryzodeg®	637	637	130	232	275	—	—
% change at CER	48%	48%	16%	—	3%	—	—
NovoMix®	2,375	2,212	516	1,318	378	163	158
% change at CER	(12%)	(12%)	(21%)	(13%)	11%	(7%)	(7%)
Fast-acting insulin	4,842	3,080	1,819	660	601	1,762	1,660
% change at CER	2%	7%	10%	(2%)	10%	(7%)	(7%)
Fiasp®	497	322	278	—	44	175	165
% change at CER	20%	25%	20%	—	63%	13%	13%
NovoRapid®	4,345	2,758	1,541	660	557	1,587	1,495
% change at CER	0%	5%	8%	(2%)	7%	(9%)	(9%)
Human insulin	2,312	1,906	562	643	701	406	387
% change at CER	(14%)	(14%)	(4%)	(24%)	(11%)	(17%)	(17%)
Total insulin	14,962	10,996	4,992	3,427	2,577	3,966	3,691
% change at CER	(4%)	1%	4%	(6%)	2%	(15%)	(16%)
Other Diabetes care[1]	884	662	175	341	146	222	188
% change at CER	(25%)	(25%)	1%	(43%)	19%	(23%)	(24%)
Total Diabetes care	33,266	17,532	8,416	4,656	4,460	15,734	14,740
% change at CER	16%	13%	15%	0%	27%	18%	17%
Wegovy®	1,404	—	—	—	—	1,404	1,404
% change at CER	—	—	—	—	—	—	—
Saxenda®	1,998	1,193	726	37	430	805	704
% change at CER	23%	63%	94%	—	22%	(11%)	(14%)
Total Obesity care	3,402	1,193	726	37	430	2,209	2,108
% change at CER	107%	63%	94%	—	22%	146%	158%
Diabetes and Obesity care total	36,668	18,725	9,142	4,693	4,890	17,943	16,848
% change at CER	20%	16%	19%	0%	27%	26%	26%

Rare disease segment
Rare blood disorders[2]	3,077	1,803	885	97	821	1,274	1,212
% change at CER	9%	6%	(21%)	—	52%	14%	16%
Haemophilia A	565	449	283	17	149	116	110
% change at CER	10%	15%	(1%)	—	46%	(6%)	(6%)
Haemophilia B	177	118	70	3	45	59	29
% change at CER	18%	28%	9%	—	61%	0%	35%
NovoSeven®	2,271	1,213	516	77	620	1,058	1,034
% change at CER	8%	2%	(32%)	—	54%	17%	18%
Rare endocrine disorders[3]	1,820	1,218	553	49	616	602	596
% change at CER	(8%)	(2%)	(3%)	47%	(2%)	(20%)	(20%)
Other Rare disease[4]	466	295	244	2	49	171	97
% change at CER	18%	4%	5%	0%	(2%)	59%	112%
Rare disease total	5,363	3,316	1,682	148	1,486	2,047	1,905
% change at CER	3%	3%	(13%)	155%	21%	3%	4%

Total sales	42,031	22,041	10,824	4,841	6,376	19,990	18,753
% change at CER	18%	13%	12%	2%	26%	24%	23%
% change as reported	24%	18%	14%	12%	30%	33%	32%
Share of growth	100%	42%	20%	1%	21%	58%	54%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 27 of 29
APPENDIX 7: ACQUISITION OF BUSINESSES
On 28 December 2021, Novo Nordisk acquired all outstanding shares of the publicly held US company Dicerna Pharmaceuticals, Inc. via a cash tender offer. Before the acquisition, Novo Nordisk held 2.9% of the shares in Dicerna Pharmaceuticals, Inc. at a fair value of DKK 573 million.

Details of the acquisition
The total purchase price amounts to DKK 22,034 million, which has been settled by the fair value of existing shareholdings of DKK 573 million, settlement of a pre-existing relationship of DKK 145 million and a cash consideration of DKK 21,316 million.

The purchase price allocation for the acquisition is considered provisional due to the fact that the transaction was closed on 28 December 2021, and the process of identifying and determine fair value of assets acquired and liabilities assumed is on-going. Adjustments may be applied to the purchase price allocation for a period of up to 12 months from the acquisition date.

No Changes during the first 3 months of 2022 have been made to the provisional purchase price allocation as presented in the 2021 Annual Report note 5.3. Acquisition of businesses.

The development in goodwill in the first three month of 2022 is as follows:

DKK million	31 Mar 2022
Goodwill as of 31 December 2021	4,346
Exchange rate adjustment	89
Goodwill as of 31 March 2022	4,435

For further information regarding the acquisition please refer to the Annual Report for 2021.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 28 of 29
APPENDIX 8: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, Free cash flow and Financial reserves.

Sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales and operating profit by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	Q1 2022	Q1 2021	% change Q1 2022 to Q1 2021

Net sales	42,031	33,804	24%
Effect of exchange rates	(2,161)	—
Sales at CER	39,870	33,804	18%

Operating profit at CER

DKK million	Q1 2022	Q1 2021	% change Q1 2022 to Q1 2021

Operating profit	19,147	14,982	28%
Effect of exchange rates	(1,440)	—
Operating profit at CER	17,707	14,982	18%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	Q1 2022	Q1 2021

Net cash generated from operating activities	23,586	11,255
Net cash used in investing activities	(1,907)	(3,481)
Net purchase of marketable securities	120	1,983
Repayment on lease liabilities	(231)	(225)
Free cash flow	21,568	9,532

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

Financial report for the period 1 January 2022 to 31 March 2022	Page 29 of 29
Financial reserves
'Financial reserves' is defined as the sum of cash and cash equivalents at the end of the period, marketable securities with original term to maturity exceeding three months and undrawn committed credit and loan facilities, with a maturity of more than 12 months, less loans and bank overdrafts classified as liabilities arising from financing activities with obliged repayment within 12 months of the balance sheet date. The following table reconciles total financial reserves with cash and cash equivalents, the most directly comparable IFRS financial measure:

Financial reserves

DKK million	Q1 2022	Q1 2021

Cash and cash equivalents	13,208	5,679
Marketable securities	6,752	1,983
Undrawn committed credit facility	11,529	11,528
Undrawn bridge facility	—	5,578
Borrowings	(387)	(471)
Financial reserves	31,102	24,297

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 33 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 29, 2022
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer